Exhibit 99.1

Attributed Financial Information for Our Platform Common Stock and Tracking Stocks

Our tracking stocks are intended to reflect the separate performance of one or more of our brand contracts. Our platform common stock is intended to reflect the separate performance of all of our assets and liabilities not attributed to our existing tracking stocks or any other tracking stock that we may create from time to time.

The following tables present our assets, liabilities, income, expenses and cash flows that are attributed to our platform common stock and our tracking stocks for the year ended December 31, 2015. The financial information should be read in conjunction with our audited financial statements for the year ended December 31, 2015 included in this Annual Report on Form 10-K.

Notwithstanding the following attribution of assets, liabilities, income, expenses and cash flows to our platform common stock and our tracking stocks, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. Holders of our platform common stock and our tracking stocks are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of our platform common stock or tracking stocks does not affect the rights of our creditors.

FANTEX, INC.

ATTRIBUTED BALANCE SHEET INFORMATION

(Unaudited)

	December 31, 2015
	ATTRIBUTED ASSETS				ATTRIBUTED LIABILITIES AND STOCKHOLDERS' EQUITY
	Cash and Cash Equivalents	Investment in Brand Contracts, at Fair Value	Other Assets	Total Attributed Assets	Total Attributed Liabilities	Total Attributed Stockholders' Equity	Total Attributed Liabilities and Stockholders' Equity
Platform Common Stock	$504,671	$887,918	$18,286	$1,410,875	$2,649	$1,408,226	$1,410,875
Fantex Series Vernon Davis Convertible Tracking Stock	525,110	984,919	159,854	1,669,883	23,508	1,646,375	1,669,883
Fantex Series EJ Manuel Convertible Tracking Stock	163,461	902,788	33,936	1,100,185	4,223	1,095,962	1,100,185
Fantex Series Mohamed Sanu Convertible Tracking Stock	153,373	1,662,639	17,329	1,833,341	7,100	1,826,241	1,833,341
Fantex Series Alshon Jeffery Convertible Tracking Stock	151,066	7,400,311	109,637	7,661,014	2,530	7,658,484	7,661,014
Fantex Series Michael Brockers Convertible Tracking Stock	201,164	2,981,612	18,906	3,201,682	10,700	3,190,982	3,201,682
Fantex Series Jack Mewhort Convertible Tracking Stock	42,833	2,938,185	7,771	2,988,789	2,278	2,986,511	2,988,789
Total	$1,741,678	$17,758,372	$365,719	$19,865,769	$52,988	$19,812,781	$19,865,769

FANTEX, INC.

ATTRIBUTED STATEMENT OF OPERATIONS

(Unaudited)

	For the year ended December 31, 2015
		Attributed Operating Expenses
	Attributed Income (Loss) from Brand Contracts*	Personnel & Related	Professional & Related	General & Administrative	Management Fees	Total Attributed Operating Expenses	Attributed Net Income (Loss)
Platform Common Stock	$(95,205)	$1,466,271	$1,884,232	$676,283	$(60,053)	$3,966,733	$(4,061,938)
Fantex Series Vernon Davis Convertible Tracking Stock	(969,564)	—	30,874	—	25,729	56,603	(1,026,167)
Fantex Series EJ Manuel Convertible Tracking Stock	(1,429,598)	—	5,761	—	4,799	10,560	(1,440,158)
Fantex Series Mohamed Sanu Convertible Tracking Stock	(87,613)	—	9,833	—	8,202	18,035	(105,648)
Fantex Series Alshon Jeffery Convertible Tracking Stock	133,843	—	10,014	—	8,345	18,359	115,484
Fantex Series Michael Brockers Convertible Tracking Stock	(53,477)	—	12,841	—	10,700	23,541	(77,018)
Fantex Series Jack Mewhort Convertible Tracking Stock	597,523	—	2,734	—	2,278	5,012	592,511
Total	$(1,904,091)	$1,466,271	$1,956,289	$676,283	$—	$4,098,843	$(6,002,934)

* Attributed income also includes income from other investments of $16,400.

FANTEX, INC.

ATTRIBUTED STATEMENT OF CASH FLOWS INFORMATION

(Unaudited)

	For the year ended December 31, 2015
	Net cash provided from (used in) operating activities	Net cash used in investing activities	Net cash provided from (used in) financing activities	Net cash increase for year	Cash and cash equivalents at beginning of year	Cash and cash equivalents at end of year
Platform Common Stock	$77,446	$(5,540)	$—	$71,906	$432,765	$504,671
Fantex Series Vernon Davis Convertible Tracking Stock	456,921	(105,260)	(210,550)	141,111	383,999	525,110
Fantex Series EJ Manuel Convertible Tracking Stock	85,727	—	—	85,727	77,734	163,461
Fantex Series Mohamed Sanu Convertible Tracking Stock	151,291	—	(32,860)	118,431	34,942	153,373
Fantex Series Alshon Jeffery Convertible Tracking Stock	(7,789,034)	—	7,940,100	151,066	—	151,066
Fantex Series Michael Brockers Convertible Tracking Stock	(3,239,736)	—	3,440,900	201,164	—	201,164
Fantex Series Jack Mewhort Convertible Tracking Stock	(2,477,307)	—	2,520,140	42,833	—	42,833
Total	$(12,734,692)	$(110,800)	$13,657,730	$812,238	$929,440	$1,741,678
Non-Cash Financing Activities:
Contributions from Parent (Platform Common Stock)	$3,978,770
Dividends Paid:
Fantex Series Vernon Davis Convertible Tracking Stock	$(210,550)
Fantex Series Mohamed Sanu Convertible Tracking Stock	(32,860)
Total Dividends Paid	$(243,410)

NOTES TO ATTRIBUTED FINANCIAL INFORMATION

(Unaudited)

We have attributed the following assets and liabilities to the tracking stocks:

•	95% of our acquired brand income (“ABI”), that we acquire under our brand contracts ;

•

any and all of our liabilities, costs and expenses incurred after the offering of each of our tracking stocks that are directly attributable to the brand associated with the tracking stock, such as our direct costs arising out of our promotion of the brand or arising out of or related to the maintenance and enforcement of the brand contract, provided, however, that to date we have not attributed any of the expenses or costs related to the initial public offerings of our tracking stocks (other than underwriting commissions and expenses) or incurred by us or our parent prior to the consummation of the offerings, including our efforts to build our business model and enter into our brand contracts, to any of our tracking stocks;

•

a pro rata share of our general liabilities, costs and expenses not directly attributable to any specific tracking stock (calculated based on attributable ABI), but excluding any non-cash expenses that are allocated from our parent to us. Attributable expenses would include, for example, a pro rata portion of the service fee we pay to our parent pursuant to the management agreement (5% of the attributed ABI from our brand contracts). Expenses that would not be attributed would include expenses incurred by our parent, including any expenses incurred in providing services to us under the management agreement, to the extent in excess of our service fee to them;

•	as income, any covered amounts, as described below, for our brand contracts; and

•	as an expense, the pro rata share of any covered amounts, as described below, relating to any tracking stock brand.

We will also attribute the following additional assets and liabilities to each tracking stock brand:

•

all net income or net losses from the assets and liabilities that are included in each tracking stock brand and all net proceeds from any disposition of any such assets, in each case, after deductions to reflect any dividends paid to holders of shares of a specific tracking stock; and

•	any acquisitions or investments made from assets that are included in a specific tracking stock brand.

Covered Amounts

As described above, income (and assets) and liabilities will generally be attributed to a tracking stock based on the income and liabilities of that tracking stock. However, if as a result of any debtor relief laws we do not receive any portion of our ABI from a brand contract then we will nonetheless attribute income during any period to the corresponding tracking stock in an amount equal to the difference between any amounts we actually receive under that brand contract and the amounts to which we would otherwise have been entitled to receive but for debtor relief laws. We refer to such difference as a covered amount.

        In such a case, the covered amount will also be attributed as a general expense of Fantex, and we will attribute the pro rata share of any covered amounts to each tracking stock as an expense, as discussed above.

Platform Stock

Our platform stock has attributed to it all of our assets and liabilities that are not specifically attributed to our current tracking stocks or to any other tracking stocks that we may establish from time to time. The assets attributed to the platform stock will thus include, for example, any portion of the ABI for any brand contract that is not specifically attributed to the associated tracking stock. For example, we will attribute the 5% of our ABI under our existing brand contracts to the platform stock, and expect to attribute a similar amount for each of our future brand contracts.

We believe the attribution presented in the financial information above reasonably reflects our attribution policy to track the performance of our tracking stocks. We cannot guarantee that any tracking stock will in fact track the performance of the associated brand contract.

Management Discussion of Tracking Stocks

Our valuation process relies significantly on the full year on-field statistical performance of the athlete as inputs into the valuation model. From that data, we generate a list of comparable players who we believe are of similar caliber to the athlete and who have entered into contracts in a similar era, and are or were at similar ages and stages in their career. The results of this process can be volatile in any given period and result in large changes in fair value of the brand contract, if the on-field statistical performance varies from our previous estimates.

The largest attributed asset for each of our tracking stocks is the brand contract associated with each tracking stock. We expect the underlying brand contract to be the largest single attributed asset for each tracking stock for the foreseeable future. As the cash generated by each brand contract is remitted to us, we intend to return a portion of this cash to the stockholders of the tracking stock in the form of dividend payments. The remaining cash will be used to meet the working capital and attributed operating needs of the tracking stock and for potential future co-investment opportunities that may arise pursuant to the brand contract.

Fantex Series Vernon Davis

Initial Public Offering

We completed the initial public offering of the Fantex Series Vernon Davis on April 28, 2014 raising approximately $4.21 million from the sale of 421,100 shares. On May 2, 2014, we paid Vernon Davis $4.00 million to complete our purchase of the Vernon Davis brand contract.

Attributed Acquired Brand Income and Expenses

During the year ended December 31, 2015, we attributed $536,070 of ABI to Fantex Series Vernon Davis Convertible Tracking Stock (the “Fantex Series Vernon Davis”). This was comprised of $416,251 from Vernon Davis’s NFL player contract and $119,819 from his endorsement contracts. During the year ended December 31,  2015, we attributed expenses for management fees and direct costs of $56,603 to Fantex Series Vernon Davis.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the Vernon Davis brand contract at estimated fair market value, as more fully described in the Notes to Financial Statements in this Form 10-K. For the year ended December 31, 2015, the Vernon Davis brand contract generated an attributed loss of  $969,564.

The decrease in the fair value of the Vernon Davis Brand Contract for the year ended December 31, 2015 was driven primarily by lower estimated ABI to be received under this brand contract resulting from a reduction in estimated career length and future contract value. This decrease in the net present value (the “NPV”) of expected cash flows from this brand contract was partially offset by the passage of time which brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of December 31, 2015, based on the quantitative and qualitative factors described above of Category A, Category B and Category C brand income for Vernon Davis as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$586,764	$572,445	4.2%	5.5%	4.5%
NFL Contract	561,764	548,608	4.0	5.3	4.5
Endorsements	25,000	23,837	0.2	0.2	10.0
Category B	$—	$—	—%	—%	—%
NFL Contract	—	—	—	—	—
Endorsements	—	—	—	—	—
Category C	$13,404,812	$9,795,125	95.8%	94.5%	11.3%
Projected Player Contracts	6,429,812	5,774,993	46.0	55.7	10.0
Projected Endorsements	1,475,000	1,325,818	10.5	12.8	10.0
Projected Post-Career	5,500,000	2,694,314	39.3	26.0	15.0
Total	$13,991,576	$10,367,570	100.0%	100.0%
Average					11.3%

The most significant assumptions in our determination of fair value for Vernon Davis’s brand contract as of December 31, 2015 are:

•	discount rates for each of Category A, Category B and Category C as set forth above;

•	that Vernon Davis would have an NFL career length of at least 12 years, through the 2017 NFL season;

•

that he will enter into an additional two-year NFL player contract for at least $6.4 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that are significantly in excess of compensation that he has had historically from these sources; and

•	that he will earn $5.5 million in post-career brand income from 2018-2027.

Vernon Davis has completed his tenth NFL regular season and his existing NFL player contract expired on February 29, 2016. He was traded from the San Francisco 49ers to the Denver Broncos in November 2015. Based on our valuation of Vernon Davis’ brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of 12 years, a decrease of one year from the previous valuation completed using statistical data through the 2014 NFL season. We estimate Vernon Davis will sign a two-year, $6.4 million NFL player contract prior to the 2016 NFL season. His relative under performance statistically as compared to his peers caused this decrease in estimated career length and future contract value.  In determining that Vernon Davis would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that are generally consistent with the compensation that he has had historically from these sources, we believe Vernon Davis can demonstrate success as a tight end in the NFL, and, therefore, we believe he is a good candidate to realize consistent levels of endorsement income.

The following table summarizes the changes in the various inputs to our valuation model for the Vernon Davis brand contract and the loss from brand contract for the year ended December 31, 2015 based upon the full 2015 NFL season statistics.

	Estimated Career Length (years)			Estimated Future Contracts			Estimated Endorsements
	12/31/2014	12/31/2015	Loss	12/31/2014	12/31/2015	Loss	Loss	Total
Vernon Davis Brand Contract	13	12	$(375,745)	3 years/$23.6 million	2 years/$6.4 million	$(1,024,911)	$(2,982)	$(1,403,638)

The following table shows the change in fair value of the Vernon Davis brand contract attributed to the Fantex Series Vernon Davis and Platform Common Stock, based on the quantitative and qualitative factors described in Item 7 “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-K, from the brand contract inception date of October 30, 2013 through December 31, 2015.

Vernon Davis Brand Contract	Inception	Payments on Brand Contract	Increase in Present Value	Loss	Transfers / Reclassifications	Balance December 31, 2015
Fantex Series Vernon Davis(1)	$3,800,000	$(1,378,270)	$824,784	$(2,207,001)	$(54,595)	$984,919
Platform Common Stock(1)	200,000	(72,541)	43,410	(116,158)	(2,873)	51,838
Total	$4,000,000	$(1,450,810)	$868,194	$(2,323,159)	$(57,468)	$1,036,757

(1)	In accordance with Management and Attribution Policies, 95% attributed to Fantex Series Vernon Davis and 5% to our platform common stock.

The following table shows the change in fair value of the Vernon Davis brand contract by Category A, Category B, and Category C from the brand contract inception date of October 30, 2013 through December 31, 2015.

Vernon Davis Brand Contract	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance December 31, 2015
Category A
NFL Contract	$337,722	$(1,282,912)	$29,739	$5,282	$965,030	$54,861
Endorsements	4,778	(167,898)	1,153	2,216	162,135	2,384
Category B
NFL Contract	869,932	—	152,918	(1,644)	(1,021,206)	—
Endorsements	35,121	—	25,217	(23,617)	(36,721)	—
Category C
Projected Player Contracts	1,934,854	—	538,824	(1,896,179)	—	577,499
Projected Endorsements	678,954	—	65,398	(485,064)	(126,706)	132,582
Projected Post-Career	138,639	—	54,945	75,847	—	269,431
Total	$4,000,000	$(1,450,810)	$868,194	$(2,323,159)	$(57,468)	$1,036,757

2

Dividends

The following table shows the cash dividends declared on a per share basis of Fantex Series Vernon Davis through December 31, 2015:

		Cash Dividend Declared
		Per Share of Fantex
Record Date	Payment Date	Series Vernon Davis
August 15, 2014	August 18, 2014	$0.70
November 25, 2014	November 26, 2014	$0.30
April 24, 2015	April 28, 2015	$0.50

Other Items

During the year ended December 31, 2015, we exercised our co-investment right under the terms of the brand contract with Vernon Davis in connection with Vernon Davis’ purchase of Jamba Juice franchises. Vernon Davis was offered this opportunity in connection with an expanded endorsement relationship. We paid $110,800 for a 10% ownership interest in the franchises and per our attribution policy, will attribute 95% of the cash flows from this investment to Fantex Series Vernon Davis. During 2015, we collected $16,400 from this investment.

Estimated Lifetime Brand Income

In our estimate of the fair value of Vernon Davis’ brand contract as of December 31, 2015, we estimate that Vernon Davis will play in the NFL through the 2017 NFL season and that he will receive brand income for 2016 and 2017 of $5.1 million and $2.8 million, respectively, from his NFL player contract and endorsement contracts. We also estimate Vernon Davis will receive $5.5 million in post-career brand income from 2018-2027.

Fantex Series EJ Manuel

Initial Public Offering

We completed the initial public offering of the Fantex Series EJ Manuel on July 21, 2014 raising approximately $5.24 million from the sale of 523,700 shares. On July 25, 2014, we paid EJ Manuel $4.975 million to complete our purchase of the EJ Manuel brand contract.

Attributed Acquired Brand Income and Expenses

During the year ended December 31, 2015, we attributed $120,882 of ABI to Fantex Series EJ Manuel Convertible Tracking Stock (the “Fantex Series EJ Manuel”). This was comprised of $110,171 from EJ Manuel’s NFL player contract and $10,711 from his endorsement contracts. During the year ended December 31, 2015, we attributed expenses for management fees and direct costs of $10,560 to Fantex Series EJ Manuel.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the EJ Manuel brand contract at estimated fair market value, as more fully described in the Notes to Financial Statements in this Form 10-K.  For the year ended December 31, 2015, the EJ Manuel brand contract generated an attributed loss of  $1,429,598.

The decrease in the fair value of the EJ Manuel brand contract for the year ended December 31, 2015 was driven primarily by reductions in estimated ABI to be received under this brand contract resulting from a reduction in estimated career length and future contract value and, to a lesser extent,  from lower estimated future endorsement income.  This decrease in the NPV of expected cash flows from this brand contract was partially offset by the passage of time which brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows

 The following table shows our estimates as of December 31, 2015, based on the quantitative and qualitative factors described above of Category A, Category B and Category C brand income for EJ Manuel as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$1,687,971	$1,621,450	12.9%	17.1%	4.5%
NFL Contract	1,687,971	1,621,450	12.9	17.1	4.5
Endorsements	—	—	—	—	—
Category B	$—	$—	—%	—%	—%
NFL Contract	—	—	—	—	—
Endorsements	—	—	—	—	—
Category C	$11,352,663	$7,881,574	87.1%	82.9%	15.6%
Projected Player Contracts	10,502,663	7,354,188	80.5	77.4	15.6
Projected Endorsements	600,000	448,349	4.6	4.7	15.5
Projected Post-Career	250,000	79,037	1.9	0.8	20.0
Total	$13,040,634	$9,503,024	100.0%	100.0%
Average					13.7%

The most significant assumptions in our determination of fair value for EJ Manuel’s brand contract as of December 31, 2015 are:

•	discount rates for each of Category A, Category B and Category C as set forth above;
•	that EJ Manuel would have an NFL career length of at least seven years, through the 2019 NFL season; and
•

that during this time he would play out his existing NFL player contract and will enter into two additional NFL player contracts for at least $10.5 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources.

EJ Manuel has completed his third NFL regular season and has a current NFL player contract with the Buffalo Bills that expires following his fourth season in the NFL. Based on our valuation of EJ Manuel’s brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of seven years, a decrease of two years from the previous valuation completed using statistical data through the 2014 NFL season. We estimate EJ Manuel will sign a two-year, $7.4 million NFL player contract beginning with the 2017 NFL season and a one-year, $3.1 million NFL player contract prior to the 2019 NFL season. His relative under performance statistically as compared to his peers and not obtaining the starting quarterback position of the Buffalo Bills as previously projected, caused this decrease in estimated career length, future contract value and endorsement income estimates. We believe that EJ Manuel will enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources.

The following table summarizes the changes in the various inputs to our valuation model for the EJ Manuel brand contract and the loss from brand contract for the year ended December 31, 2015 based upon the full 2015 NFL season statistics.

	Estimated Career Length (years)			Estimated Future Contracts			Estimated Endorsements
	12/31/2014	12/31/2015	Loss	12/31/2014	12/31/2015	Loss	Loss	Total
EJ Manuel Brand Contract	9	7	$(341,428)	3 years/$24.3 million; and 2 years/$8.2 million	2 years/$7.4 million; and 1 year/$3.1 million	$(1,031,806)	$(426,361)	$(1,799,595)

The following table shows the change in fair value of the EJ Manuel brand contract attributed to the Fantex Series EJ Manuel and Platform Common Stock, based on the quantitative and qualitative factors described in Item 7 “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-K, from the brand contract inception date of February 14, 2014 through December 31, 2015.

EJ Manuel Brand Contract	Inception	Payments on Brand Contract	Increase in Present Value	Loss	Transfers / Reclassifications	Balance December 31, 2015
Fantex Series EJ Manuel(1)	$4,726,250	$(178,817)	$888,394	$(4,499,104)	$(33,936)	$902,788
Platform Common Stock(1)	248,750	(9,411)	46,758	(236,795)	(1,786)	47,515
Total	$4,975,000	$(188,228)	$935,152	$(4,735,899)	$(35,722)	$950,303

(1)	In accordance with Management and Attribution Policies, 95% attributed to Fantex Series EJ Manuel and 5% to our platform common stock.

The following table shows the change in fair value of the EJ Manuel brand contract by Category A, Category B, and Category C from the brand contract inception date of February 14, 2014 through December 31, 2015.

EJ Manuel Brand Contract	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance December 31, 2015
Category A
NFL Contract	$330,125	$(161,189)	$27,233	$1,645	$(35,669)	$162,145
Endorsements	7,391	(27,039)	981	5,348	13,319	—
Category B						—
NFL Contract	—	—	—	—	—	—
Endorsements	13,446	—	—	(12,548)	(898)	—
Category C						—
Projected Player Contracts	3,616,729	—	729,347	(3,610,657)	—	735,419
Projected Endorsements	985,417	—	184,461	(1,112,569)	(12,474)	44,835
Projected Post-Career	21,892	—	(6,870)	(7,118)	—	7,904
Total	$4,975,000	$(188,228)	$935,152	$(4,735,899)	$(35,722)	$950,303

Estimated Lifetime Brand Income

In our estimate of the fair value of EJ Manuel’s brand contract as of December 31, 2015, we estimate that EJ Manuel will play in the NFL through the 2019 NFL season and that he will receive brand income for 2016 through 2019 of $1.8 million, $5.1 million, $2.6 million and $3.3 million, respectively, from his NFL player contract and endorsement contracts. We also estimate EJ Manuel will receive $0.3 million in post-career brand income from 2020-2024.

Fantex Series Mohamed Sanu

Initial Public Offering

We completed the initial public offering of the Fantex Series Mohamed Sanu on November 3, 2014 raising approximately $1.64 million from the sale of 164,300 shares. On November 3, 2014, we paid Mohamed Sanu $1.56 million to complete our purchase of the Mohamed Sanu brand contract.

Attributed Acquired Brand Income and Expenses

During the year ended December 31, 2015, we attributed $162,531 ABI to Fantex Series Mohamed Sanu Convertible Tracking Stock (the “Fantex Series Mohamed Sanu”). This was comprised of $159,212 from Mohamed Sanu’s NFL player contract and $2,619 from his endorsement contracts. During the year ended December 31, 2015, we attributed expenses for management fees and direct costs of $18,035 to Fantex Series Mohamed Sanu.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the Mohamed Sanu brand contract at estimated fair market value, as more fully described in the Notes to Financial Statements in this Form 10-K.  For the year ended December 31, 2015, the Mohamed Sanu brand contract generated an attributed loss of  $ 87,613.

The decrease in the fair value of the Mohamed Sanu brand contract for the year ended December 31, 2015 was driven primarily by reductions in estimated ABI to be received under this brand contract resulting from a reduction in estimated career length and future contract value. This decrease in the NPV of expected cash flows from this brand contract was partially offset by the passage of time which brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of December 31, 2015, based on the quantitative and qualitative factors described above of Category A, Category B and Category C brand income for Mohamed Sanu as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$90,706	$87,600	0.4%	0.5%	4.5%
NFL Contract	90,706	87,600	0.4	0.5	4.5
Endorsements	—	—	—	—	—
Category B	$—	$—	—%	—%	—%
NFL Contract	—	—	—	—	—
Endorsements	—	—	—	—	—
Category C	$22,369,630	$17,413,867	99.6%	99.5%	15.3%
Projected Player Contracts	21,919,630	17,185,461	97.6	98.1	15.2
Projected Endorsements	200,000	149,437	0.9	0.9	15.5
Projected Post-Career	250,000	78,969	1.1	0.5	20.0
Total	$22,460,336	$17,501,467	100.0%	100.0%
Average					15.3%

The most significant assumptions in our determination of fair value for Mohamed Sanu’s brand contract as of December 31, 2015 are:

•	discount rates for each of Category A, Category B and Category C as set forth above;
•	that Mohamed Sanu would have an NFL career length of at least eight years, through the 2019 NFL season; and
•

that he will enter into an additional four-year NFL player contract for at least $21.9 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that are significantly in excess of compensation that he has had historically from these sources.

Mohamed Sanu has completed his fourth NFL regular season and his existing NFL player contract with the Cincinnati Bengals expired on February 29, 2016. Based on our valuation of Mohamed Sanu’s brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of eight years, a decrease of one year from the previous valuation completed using statistical data through the 2014 NFL season. We estimate Mohamed Sanu will sign a four-year, $21.9 million NFL player contract prior to the 2016 NFL season. His relative under performance statistically as compared to his peers caused this decrease in estimated career length and future contract value.  In determining that Mohamed Sanu would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources, we believe Mohamed Sanu can demonstrate consistent success as a wide receiver in the NFL and, therefore, we believe he is a good candidate to realize a higher level of endorsement income. However, Mohamed Sanu currently has no endorsement arrangements that are individually or in the aggregate significant to estimated current or future ABI.

The following table summarizes the changes in the various inputs to our valuation model for the Mohamed Sanu brand contract and the loss from brand contract for the year ended December 31, 2015, based upon the full 2015 NFL season statistics.

	Estimated Career Length (years)			Estimated Future Contracts			Estimated Endorsements
	12/31/2014	12/31/2015	Loss	12/31/2014	12/31/2015	Loss	Gain	Total
Mohamed Sanu Brand Contract	9	8	$(179,108)	4 years/$26.0 million; and 1 year/$4.0 million	4 years/$21.9 million	$(240,117)	$659	$(418,566)

The following table shows the change in fair value of the Mohamed Sanu brand contract attributed to the Fantex Series Mohamed Sanu and Platform Common Stock, based on the quantitative and qualitative factors described in Item 7 “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-K, from the brand contract inception date of May 14, 2014 through December 31, 2015.

Mohamed Sanu Brand Contract	Inception	Payments on Brand Contract	Increase in Present Value	Loss	Transfers / Reclassifications	Balance December 31, 2015
Fantex Series Mohamed Sanu(1)	$1,482,000	$(199,828)	$521,654	$(123,859)	$(17,329)	$1,662,638
Platform Common Stock(1)	78,000	(10,517)	27,456	(6,519)	(912)	87,508
Total	$1,560,000	$(210,345)	$549,110	$(130,378)	$(18,241)	$1,750,146

(1)	In accordance with Management and Attribution Policies, 95% attributed to Fantex Series EJ Manuel and 5% to our platform common stock.

The following table shows the change in fair value of the Mohamed Sanu brand contract by Category A, Category B, and Category C from the brand contract inception date of May 14, 2014 through December 31, 2015.

Mohamed Sanu Brand Contract	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance December 31, 2015
Category A
NFL Contract	$56,459	$(209,188)	$17,646	$14,326	$129,517	8,760
Endorsements	—	(1,157)	—	348	809	—
Category B
NFL Contract	56,198	—	12,739	78,721	(147,658)	—
Endorsements	—	—	—	—	—	—
Category C
Projected Player Contracts	1,423,885	—	510,604	(215,944)	—	1,718,545
Projected Endorsements	19,845	—	6,292	(10,284)	(909)	14,944
Projected Post-Career	3,613	—	1,829	2,455	—	7,897
Total	$1,560,000	$(210,345)	$549,110	$(130,378)	$(18,241)	$1,750,146

Dividends

The following table shows the cash dividends declared on a per share basis of Fantex Series Mohamed Sanu through December 31, 2015:

		Cash Dividend Declared
		Per Share of Fantex
Record Date	Payment Date	Series Vernon Davis
June 30, 2015	July 30, 2015	$0.20

Estimated Lifetime Brand Income

In our estimate of the fair value of Mohamed Sanu’s brand contract as of December 31, 2015, we estimate that Mohamed Sanu will play in the NFL through the 2019 NFL season and that he will receive brand income for 2016 through 2019 of $8.4 million, $6.2 million, $4.7 million and $2.8 million, respectively, from his NFL player contract and endorsement contracts. We also estimate Mohamed Sanu will receive $0.3 million in post-career brand income from 2020-2024.

Fantex Series Alshon Jeffery

Initial Public Offering

We completed the initial public offering of the Fantex Series Alshon Jeffery on March 19, 2015 raising approximately $8.36 million from the sale of 835,800 shares. On March 19, 2015, we paid Alshon Jeffery $7.94 million to complete our purchase of the Alshon Jeffery brand contract.

Attributed Acquired Brand Income and Expenses

During the year ended December 31, 2015, we attributed $277,001 of ABI to Fantex Series Alshon Jeffery Convertible Tracking Stock (the “Fantex Series Alshon Jeffery”). This was comprised of $222,533 from Alshon Jeffery’s NFL  player contract and $54,468 from his endorsement contracts. During the year ended December 31, 2015, we attributed expenses for management fees and direct costs of $18,359 to Fantex Series Alshon Jeffery.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the Alshon Jeffery brand contract at estimated fair market value, as more fully described in the Notes to Financial Statements in this Form 10-K.  For the year ended December 31, 2015, the Alshon Jeffery brand contract generated attributed income of $133,843.

The decrease in the fair value of the Alshon Jeffery brand contract for the year ended December 31, 2015 was driven primarily by changes in our estimates of the timing and amounts of the cash flows from his future NFL contracts including the timing and amount of his estimated signing bonuses. We originally believed he would renegotiate his contract prior to the beginning of the 2015 NFL season and now believe he will sign his new NFL contract before the beginning of the 2016 NFL season. The consequent revaluation resulted in an unrealized loss of approximately $1.8 million recorded in the second quarter of 2015.  This decrease in the NPV of expected cash flows from this brand contract was partially offset by the passage of time which brought these future cash flows closer to the present.  As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of December 31, 2015, based on the quantitative and qualitative factors described above of Category A, Category B and Category C brand income for Alshon Jeffery as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$56,480	$54,546	0.1%	0.1%	4.5%
NFL Contract	56,480	54,546	0.1	0.1	4.5
Endorsements	—	—	—	—	—
Category B	$—	$—	—%	—%	—%
NFL Contract	—	—	—	—	—
Endorsements	—	—	—	—	—
Category C	$99,465,175	$59,866,998	99.9%	99.9%	16.2%
Projected Player Contracts	95,715,175	57,652,264	96.1	96.2	16.2
Projected Endorsements	3,500,000	2,177,119	3.5	3.6	15.5
Projected Post-Career	250,000	37,615	0.3	0.1	20.0
Total	$99,521,655	$59,921,544	100.0%	100.0%
Average					16.2%

The most significant assumptions in our determination of fair value for Alshon Jeffery brand contract as of December 31, 2015 are:

•	discount rates for each of Category A, Category B and Category C as set forth above;
•	that Alshon Jeffery would have an NFL career length of at least 12 years through the 2023 NFL season; and;
•

that he will enter into additional multi-year NFL player contracts for at least $95.7 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that are significantly in excess of compensation that he has had historically from these sources.

 Alshon Jeffery has completed his fourth NFL regular season and his existing NFL player contract with the Chicago Bears expired on February 29, 2016. Based on our valuation of Alshon Jeffery’s brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of 12 years, an increase of one year from the previous valuation completed using statistical data through the 2014 NFL season. We estimate Alshon Jeffery will sign a six-year, $77.1 million NFL player contract prior to the 2016 NFL season and a two-year, $18.6 million NFL player contract prior to the 2022 NFL season. His relative over performance statistically as compared to his peers caused this increase in estimated career length.  On February 26, 2016, the Chicago Bears placed a non-exclusive franchise player tag on Alshon Jeffery which prevents him from becoming an unrestricted free agent for the 2016 NFL season and will pay him a guaranteed salary for the 2016 NFL season of $14.6 million. Alshon Jeffery may still negotiate a long-term contract until July 15, 2016.  In determining that Alshon Jeffery would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources, we believe Alshon Jeffery can demonstrate consistent success as a wide receiver in the NFL and, therefore, we believe he is a good candidate to realize a higher level of endorsement income.

The following table summarizes the changes in the various inputs to our valuation model for the Alshon Jeffery brand contract and the loss from brand contract for the year ended December 31, 2015  (from the September 18, 2014 effective date of the brand contract which was consummated in 2015), based upon the full 2015 NFL season statistics.

	Estimated Career Length (years)			Estimated Future Contracts			Estimated Endorsements
	9/18/2014	12/31/2015	Gain	9/18/2014	12/31/2015	Loss	Loss	Total
Alshon Jeffery Brand Contract	11	12	$189,655	6 years/$76.8 million; and 1 year/$7.5 million	6 years/$77.1 million; and 2 years/$18.6 million	$(1,958,462)	$15,893	$(1,752,914)

The following table shows the change in fair value of the Alshon Jeffery brand contract attributed to the Fantex Series Alshon Jeffery and Platform Common Stock, based on the quantitative and qualitative factors described in Item 7 “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-K, from the brand contract inception date of September 7, 2014 through December 31, 2015.

Alshon Jeffery Brand Contract	Inception	Payments on Brand Contract	Increase in Present Value	Loss	Transfers / Reclassifications	Balance December 31, 2015
Fantex Series Alshon Jeffery(1)	$7,543,000	$(166,895)	$1,847,393	$(1,713,550)	$(109,637)	$7,400,311
Platform Common Stock(1)	397,000	(8,784)	97,231	(90,187)	(5,770)	389,490
Total	$7,940,000	$(175,679)	$1,944,624	$(1,803,737)	$(115,407)	$7,789,801

(1)	In accordance with Management and Attribution Policies, 95% attributed to Fantex Series EJ Manuel and 5% to our platform common stock.

The following table shows the change in fair value of the Alshon Jeffery brand contract by Category A, Category B, and Category C from the brand contract inception date of September  7, 2014 through December 31, 2015.

Alshon Jeffery Brand Contract	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance December 31, 2015
Category A
NFL Contract	$93,729	$(131,645)	$12,768	$21,654	$10,585	$7,091
Endorsements	2,488	(44,034)	—	112	41,434	—
Category B
NFL Contract	—	—	—	—	—	—
Endorsements	18,616	—	4,690	—	(23,306)	—
Category C
Projected Player Contracts	7,582,563	—	1,846,785	(1,808,562)	(125,992)	7,494,794
Projected Endorsements	238,837	—	77,815	(15,498)	(18,128)	283,026
Projected Post-Career	3,767	—	2,566	(1,443)	—	4,890
Total	$7,940,000	$(175,679)	$1,944,624	$(1,803,737)	$(115,407)	$7,789,801

Estimated Lifetime Brand Income

In our estimate of the fair value of Alshon Jeffery’s brand contract as of December 31, 2015, we estimate that Alshon Jeffery will play in the NFL through the 2023 NFL season and that he will receive brand income for 2016 through 2023 of $23.5 million, $9.7 million, $9.5 million, $12.2 million, $13.6 million, $11.8 million, $12.8 million and $6.3 million, respectively, from his NFL player contract and endorsement contracts. We also estimate Alshon Jeffery will receive $0.3 million in post-career brand income from 2024-2028.

Fantex Series Michael Brockers

We completed the initial public offering of the Fantex Series Michael Brockers on May 29, 2015 raising approximately $3.62 million from the sale of 362,200 shares. On June 2, 2015, we paid Michael Brockers $3.44 million to complete our purchase of the Michael Brockers brand contract.

Attributed Acquired Brand Income and Expenses

During the year ended December 31, 2015, we attributed $232,911 of ABI to Fantex Series Michael Brockers Convertible Tracking Stock (the “Fantex Series Michael Brockers”) with $231,348 attributed from Michael Brockers’ NFL player contract and $1,563 from endorsement contracts. During the year ended December 31, 2015, we attributed expenses for management fees and direct costs of $23,541 to Fantex Series Michael Brockers.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the Michael Brockers brand contract at estimated fair market value, as more fully described in the Notes to Financial Statements in this Form 10-K.  For the year ended December 31, 2015, the Michael Brockers brand contract generated an attributed loss of $53,477.

The decrease in the fair value of the Michael Brockers brand contract for the year ended December 31, 2015 was driven primarily by reductions in estimated ABI to be received under this brand contract resulting from a reduction in estimated career length and future contract value. This decrease in the NPV of expected cash flows from this brand contract was partially offset by the passage of time which brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

 The following table shows our estimates as of December 31, 2015, based on the quantitative and qualitative factors described above, of Category A, Category B and Category C brand income for Michael Brockers as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$99,321	$96,989	0.2%	0.3%	4.5%
NFL Contract	99,321	96,989	0.2	0.3	4.5
Endorsements	—	—	—	—	—
Category B	$—	$—	—%	—%	—%
NFL Contract	—	—	—	—	—
Endorsements	—	—	—	—	—
Category C	$46,766,920	$31,288,400	99.8%	99.7%	14.6%
Projected Player Contracts	46,216,920	31,034,620	98.6	98.9	14.6
Projected Endorsements	400,000	226,940	0.9	0.7	15.3
Projected Post-Career	150,000	26,840	0.3	0.1	20.0
Total	$46,866,241	$31,385,389	100.0%	100.0%
Average					14.6%

The most significant assumptions in our determination of fair value for Michael Brockers’s brand contract as of December 31, 2015 are:

•	discount rates for each of Category A, Category B and Category C as set forth above;
•	that Michael Brockers would have an NFL career length of at least 10 years through the 2021 NFL season; and
•

that he will enter into additional multi-year NFL player contracts for at least $46.2 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that are significantly in excess of compensation that he has had historically from these sources.

Michael Brockers has completed his fourth NFL regular season and his existing NFL player contract with the St. Louis Rams expired on February 29, 2016. Based on our valuation of Michael Brockers’ brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of 10 years, a decrease of two years from the previous valuation completed using statistical data through the 2014 NFL season. We estimate Michael Brockers will play under a one-year “fifth year option” guaranteed contract worth $6.1 million and then sign a five-year, $40.1 million NFL player contract prior to the 2017 NFL season. His relative under performance statistically as compared to his peers caused this decrease in estimated career length and future contract value.  In determining that Michael Brockers would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources, we believe Michael Brockers can demonstrate consistent success as a defensive tackle in the NFL and, therefore, we believe he is a good candidate to realize a higher level of endorsement income. However, Michael Brockers currently has no endorsement arrangements that are individually or in the aggregate significant to estimated current or future ABI.

The following table summarizes the changes in the various inputs to our valuation model for the Michael Brockers brand contract and the loss from brand contract for the year ended December 31, 2015 (from the January 9, 2015 effective date of the brand contract which was consummated in 2015), based upon the full 2015 NFL season statistics.

	Estimated Career Length (years)			Estimated Future Contracts			Estimated Endorsements
	1/9/2015	12/31/2015	Loss	1/9/2015	12/31/2015	Loss	Gain	Total
Michael Brockers Brand Contract	12	10	$(377,243)	5 years/$45.1 million; and 3 years/$24.0 million	1 year/$6.1 million; and 5 years/$40.1 million	$(582,289)	$453	$(959,079)

The following table shows the change in fair value of the Michael Brockers brand contract attributed to the Fantex Series Michael Brockers and Platform Common Stock, based on the quantitative and qualitative factors described in Item 7 “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-K, from the brand contract inception date of October 15, 2014 through December 31, 2015.

Michael Brockers Brand Contract	Inception	Payments on Brand Contract	Increase in Present Value	Loss	Transfers / Reclassifications	Balance December 31, 2015
Fantex Series Michael Brockers(1)	$3,268,000	$(214,005)	$862,818	$(916,296)	$(18,906)	$2,981,612
Platform Common Stock(1)	172,000	(11,263)	45,412	(48,226)	(995)	156,927
Total	$3,440,000	$(225,268)	$908,230	$(964,522)	$(19,901)	$3,138,539

(1)	In accordance with Management and Attribution Policies, 95% attributed to Fantex Series EJ Manuel and 5% to our platform common stock.

The following table shows the change in fair value of the Michael Brockers brand contract by Category A, Category B, and Category C from the brand contract inception date of October 15, 2014 through December 31, 2015.

Michael Brockers Brand Contract	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance December 31, 2015
Category A
NFL Contract	$235,122	$(223,652)	$15,189	$2,911	$(19,871)	$9,699
Endorsements	—	(1,616)	—	115	1,501	—
Category B
NFL Contract	—	—	—	—	—	—
Endorsements	—	—	—	—	—	—
Category C
Projected Player Contracts	3,178,508	—	884,486	(959,532)	—	3,103,462
Projected Endorsements	23,955	—	7,494	(7,224)	(1,531)	22,694
Projected Post-Career	2,415	—	1,061	(792)	—	2,684
Total	$3,440,000	$(225,268)	$908,230	$(964,522)	$(19,901)	$3,138,539

Estimated Lifetime Brand Income

In our estimate of the fair value of Michael Brockers’ brand contract as of December 31, 2015, we estimate that Michael Brockers will play in the NFL through the 2021 NFL season and that he will receive brand income for 2016 through 2021 of $6.2 million, $13.8 million, $7.6 million, $5.0 million, $6.6 million and $7.3 million, respectively, from his NFL player contract and endorsement contracts. We also estimate Michael Brockers will receive $0.3 million in post-career brand income from 2022-2026.

Fantex Series Jack Mewhort

Initial Public Offering

We completed the initial public offering of the Fantex Series Jack Mewhort on July 14, 2015 raising approximately $2.68 million from the sale of 268,100 shares. On July 15, 2015, we paid Jack Mewhort $2.52 million to complete our purchase of the Jack Mewhort brand contract.

Attributed Acquired Brand Income and Expenses

During the year ended December 31, 2015, we attributed $53,338 of ABI to Fantex Series Jack Mewhort Convertible Tracking Stock (the “Fantex Series Jack Mewhort”) with $52,077 attributed from Jack Mewhort’s NFL player contract and $1,261 from endorsement contracts. During the year ended December 31, 2015, we attributed expenses for management fees and direct costs of $5,012 to Fantex Series Jack Mewhort.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the Jack Mewhort brand contract at estimated fair market value, as more fully described in the Notes to Financial Statements in this Form 10-K.  For the year ended December 31, 2015, the Jack Mewhort brand contract generated attributed income of $597,523.

The increase in the fair value of the Jack Mewhort brand contract was driven primarily by an increase in the NPV of expected cash flows from the brand contract. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would results in an increase in the present value of these cash flows.

The following table shows our estimates as of December 31, 2015, based on the quantitative and qualitative factors described above, of Category A, Category B and Category C brand income for Jack Mewhort as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$34,261	$33,888	0.1%	0.1%	4.5%
NFL Contract	34,261	33,888	0.1	0.1	4.5
Endorsements	—	—	—	—	—
Category B	$1,652,228	$1,468,558	2.8%	4.7%	7.3%
NFL Contract	1,652,228	1,468,558	2.8	4.7	7.3
Endorsements	—	—	—	—	—
Category C	$57,222,344	$29,425,813	97.1%	95.1%	16.0%
Projected Player Contracts	56,572,344	29,159,798	96.0	94.3	16.0
Projected Endorsements	400,000	228,902	0.7	0.7	16.4
Projected Post-Career	250,000	37,113	0.4	0.1	20.0
Total	$58,908,833	$30,928,259	100.0%	100.0%
Average					15.6%

The most significant assumptions in our determination of fair value for Jack Mewhort’s brand contract as of December 31, 2015 are:

•	discount rates for each of Category A, Category B and Category C as set forth above;
•	that Jack Mewhort would have an NFL career length of at least 10 years through the 2023 NFL season; and
•

that during this time he would play out his existing NFL player contract and will enter into an additional six-year NFL player contract for at least $56.6 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources.

Jack Mewhort has completed his second NFL regular season and has a current NFL player contract with the Indianapolis Colts that expires following his fourth season in the NFL. Based on our valuation of Jack Mewhort’s brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of 10 years, unchanged from the previous valuation completed using statistical data through the 2014 NFL season. We estimate Jack Mewhort will sign a six-year, $56.6 million NFL player contract prior to the 2018 NFL season. In determining that Jack Mewhort would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources, we believe Jack Mewhort can demonstrate consistent success as an offensive lineman in the NFL and, therefore, we believe he is a good candidate to realize a higher level of endorsement income. However, Jack Mewhort currently has no endorsement arrangements that are individually or in the aggregate significant to estimated current or future ABI.

The following table summarizes the changes in the various inputs to our valuation model for the Jack Mewhort brand contract and the gain from brand contract for the year ended December 31, 2015 (from the March 26, 2015 effective date of the brand contract which was consummated in 2015), based upon the full 2015 NFL season statistics.

	Estimated Career Length (years)			Estimated Future Contracts			Estimated Endorsements
	3/26/2015	12/31/2015	No change	2/15/2015	12/31/2015	Gain	Gain	Total
Jack Mewhort Brand Contract	10	10	$—	6 years/$55.9 million	6 years/$56.6 million	$253,214	$1,075	$254,289

The following table shows the change in fair value of the Jack Mewhort brand contract attributed to the Fantex Series Jack Mewhort and Platform Common Stock, based on the quantitative and qualitative factors described in Item 7 “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-K, from the brand contract inception date of February 15, 2015 through December 31, 2015.

Jack Mewhort Brand Contract	Inception	Payments on Brand Contract	Increase in Present Value	Gain	Transfers / Reclassifications	Balance December 31, 2015
Fantex Series Jack Mewhort(1)	$2,394,000	$(45,568)	$363,492	$234,032	$(7,771)	$2,938,185
Platform Common Stock(1)	126,000	(2,398)	19,131	12,317	(409)	154,641
Total	$2,520,000	$(47,966)	$382,623	$246,349	$(8,180)	$3,092,826

(2)	In accordance with Management and Attribution Policies, 95% attributed to Fantex Series EJ Manuel and 5% to our platform common stock.

The following table shows the change in fair value of the Jack Mewhort brand contract by Category A, Category B, and Category C from the brand contract inception date of February 15, 2015 through December 31, 2015.

Jack Mewhort Brand Contract	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance December 31, 2015
Category A
NFL Contract	$55,736	$(47,966)	$2,394	$77	$(6,852)	$3,389
Endorsements	—	—		—		—
Category B
NFL Contract	136,381	—	10,295	180	—	146,856
Endorsements	—	—	—	—	—	—
Category C
Projected Player Contracts	2,296,791	—	364,899	254,290	—	2,915,980
Projected Endorsements	28,194	—	4,221	(8,198)	(1,328)	22,889
Projected Post-Career	2,898	—	814	—	—	3,712
Total	$2,520,000	$(47,966)	$382,623	$246,349	$(8,180)	$3,092,826

Estimated Lifetime Brand Income

In our estimate of the fair value of Jack Mewhort’s brand contract as of December 31, 2015, we estimate that Jack Mewhort will play in the NFL through the 2023 NFL season and that he will receive brand income for 2016 through 2023 of $0.8 million, $1.0 million, $16.9 million, $9.0 million, $7.0 million, $8.0 million, $8.2 million and $7.8 million, respectively, from his NFL player contract and endorsement contracts. We also estimate Jack Mewhort will receive $0.3 million in post-career brand income from 2024-2028.